SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bowlero Corp.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

10258P 102

(CUSIP Number)

Brett I. Parker

c/o Bowlero Corp.

7313 Bell Creek Road

Mechanicsville, Virginia 23111

(804) 417-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10258P 102

1.	Names of Reporting Persons. Brett I. Parker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,511,171
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,511,171
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,511,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the

“SEC”) on December 27, 2021. Except as otherwise specified in this Amendment No. 1, all items left blank remain unchanged in all material respects. Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On December 16, 2022, the Reporting Person adopted a Rule 10b5-1 trading plan (the “Rule 10b5-1 Plan”), pursuant to which, beginning on December 31, 2022 and ending on November 30, 2023 or on an earlier date at which all shares under the Rule 10b5-1 Plan have been sold, the Reporting Person may sell certain shares of the Issuer’s Class A Common Stock, subject to certain limits. The amount and timing of any sales may vary and will be determined based on the terms of the Rule 10b5-1 Plan, market conditions, share price and other factors. As of the date hereof, pursuant to the Rule 10b5-1 Plan, the Reporting Person has sold an aggregate of 62,500 shares of Class A Common Stock in open market transactions.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 109,863,743 shares of Class A Common Stock outstanding as of December 15, 2022, as reported by the Issuer in its prospectus filed with the SEC on December 30, 2022 and assumes the conversion of stock options beneficially owned by the Reporting Person into shares of Class A Common Stock.

(b)

The information set forth in rows 7 through 10 of the cover page to this Schedule 13D is incorporated by reference. The Reporting Person holds 2,117,673 shares of the Class A Common Stock and 4,393,498 stock options exercisable for 4,393,498 shares of Class A Common Stock.

(c)

The Reporting Person has effected the following transactions in the reported securities in the 60-days preceding the date of the cover page hereto. All sales were effected by the Reporting Person in public market transactions pursuant to the Rule 10b5-1 Plan.

Name of Security:	Purchase or Sale	Date	Number of Shares	Price Per Share
Class A Common Stock	Sale	1/12/2023	30,000	$14.00
Class A Common Stock	Sale	1/20/2023	32,500	$14.50

(d)

No person other than the Reporting Person disclosed in this Schedule 13D has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 to Schedule 13D is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2023

/s/ Brett I. Parker
BRETT I. PARKER